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          FORM 12b-25: NOTIFICATION OF LATE FILING OF 1934 ACT REPORTS

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):



[X] Form 10-K or Form 10-KSB [] Form 20-F []Form 11-K []Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        REGISTRATION AND REPORTING UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                REPRINT OF SELECTED GENERAL RULES AND REGULATIONS
                     IN 1934 ACT REGISTRATION AND REPORTING




PART I - REGISTRANT INFORMATION

MemberWorks Incorporated
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Full Name of Registrant

Former Name if Applicable

680 Washington Blvd, Suite 1100
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Address of Principal Executive Office (Street and Number)

Stamford, CT  06901
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K or Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

As previously disclosed, the Company has contacted the SEC and is currently engaged in discussions with the SEC staff regarding the staff's view as to the continued appropriateness of the revenue recognition practices which the Company has consistently followed since its initial public offering in 1996. To date, the SEC staff has not completed its review of the information provided by the Company and the matters under discussion have not yet been resolved. Accordingly the Company cannot without unreasonable effort or expense complete Form 10-K.
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                        REGISTRATION AND REPORTING UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                REPRINT OF SELECTED GENERAL RULES AND REGULATIONS
                     IN 1934 ACT REGISTRATION AND REPORTING



PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


         James B. Duffy                         (203)            324-7635
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         (Name)                               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 of 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ] Yes   [X] No

         If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  MemberWorks Incorporated has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 9/25/98                             By: /s/ James B. Duffy
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